Annual Report

Cover Page

Name of issuer:

AKT Pictures, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 3/14/2018

Physical address of issuer:

4329 Van Nuys Blvd. Suite 5
Sherman Oaks CA 91403

Website of issuer:

http://wheniwasahuman.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$63,316.00	$23,520.00
Cash & Cash Equivalents:	$18,834.00	$4,713.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$126,081.00	$82,595.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($21,053.00)	($37,528.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   AKT Pictures, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

 ☐ Yes ☑ No

Reason for failure to comply:

The previous annual report filing was for the first raise of the two Wefunder campaigns.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Akemi Kozu Tosto	Executive Producer	AKT Pictures	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Akemi Kozu Tosto	Manager	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Akemi Kozu Tosto	Membership Interest	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they

should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **Cautionary Note Regarding Forward-Looking Statements:**
>
> This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management's current expectations regarding future events and are not guarantees of future performance. They involve risks, uncertainties, and other factors that may cause actual results to differ materially from those anticipated.
>
> Forward-looking statements may include, but are not limited to, statements concerning future plans, projections, objectives, strategies, or performance. Words such as "expects," "anticipates," "believes," "intends," "plans," "may," "should," "could," "would," and similar expressions are intended to identify such statements.
>
> These statements speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement to reflect subsequent developments, events, or circumstances, whether anticipated or not.
>
> Please refer to the section titled "Risk Factors" (Items 2–15) for a discussion of material risks that could affect actual results.

risks that could affect actual results.

Limited operating scope:

The Company was established solely to develop and monetize a single motion picture. Its success is entirely dependent on that project. While the Company is fully committed to completing and releasing the film, there is no certainty it will gai distribution or generate profits. As such, a full return on investment is not guaranteed.

Impact of Future Fundraising:

The Company may seek additional financing to complete or distribute the film. If such funding is backed by film-related assets, it could affect the timing or amount of profits available to investors. The Company will structure any future financing with due consideration for existing investors.

Use of Proceeds and Managerial Flexibility:

The Company intends to use the net proceeds from this offering as outlined in this document. However, management may adjust allocations as needed to respond to unforeseen circumstances, provided such changes remain aligned with the Company's business goals.

Reliance on Third Parties:

The Company will engage and oversee qualified third-party partners for the production and monetization of its film. However, certain delays or cost increases may arise due to factors beyond the Company's direct control.

Speculative Nature of Investment:

An investment in the Company carries inherent risks. Investors are encouraged to review all materials and risk disclosures carefully, and to consult with qualified attorneys, tax advisors, and/or business advisors prior to investing.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	100%	100%	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	_____
Options:	_____

24. Describe the material terms of any indebtedness of the issuer:

The Company has no traditional debt. However, it has raised a total of $140,759 before fees through two Regulation Crowdfunding offerings structured as revenue participation agreements. These agreements do not involve fixed repayment obligations and are contingent on the generation of net profits. As of December 31, 2024, no investor amounts have been recouped. The Company has recorded a $123,904 contingent obligation on its balance sheet under "Profit Participation Liability" to reflect this structure.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Regulation Crowdfunding		$81,242	General operations
4/2024	Regulation Crowdfunding		$59,517	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120

days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition of the Issuer AKT Pictures, LLC is a single-purpose entity formed to develop and produce a motion picture titled When I Was A Human. The Company has completed two Regulation Crowdfunding offerings, raising a total of $140,759 before fees. The Company did not generate revenue in 2023 or 2024, as the project remains in the pre-production phase. Net losses were $37,528 in 2023 and $21,053 in 2024. Liabilities totaled $126,081, of which $123,904 was recorded as "Profit Participation Liability," representing contingent, non-debt obligations payable only upon the generation of net profits. It has no outstanding debt as of December 31, 2024; all prior short-term obligations have been fully repaid.

Runway & Short/Mid Term Expenses

As of December 31, 2024, the Company held total assets of $63,316, including $18,834 in cash. Over the most recent three-month period, average monthly operating expenses were approximately $1,521. While current reserves are sufficient to complete ongoing development activities, the Company will require additional financing to commence production. Active negotiations with institutional investors are underway.

Key Milestones

Y2023
Project Development & Fundraising - Finalized script and concept development for WIWAH.
- Assembled key creative and production team, including executive producer and lead talent.
- Secured initial investment commitments through Wefunder.
- Engaged in negotiations with major Japanese corporations for larger financing.
Y2024
Financing & Pre-Production - Acclaimed Japanese filmmaker and celebrity Takumi Saitoh joined as executive producer.
- Takumi Saitoh officially announced his involvement in WIWAH at the Cannes Film Festival.
- AKT was invited by JETRO (Japan External Trade Organization) to the Venice Film



- AKT was invited by JETRO (Japan External Trade Organization) to the Venice Film Festival, where the film was pitched to prominent streaming platforms and received highly positive responses.
- Discussions with institutional investors are underway to secure the remaining funds required to move the project into production. The Company anticipates that revenue generation will begin by mid-2028, with profitability expected within one to two years following the film's release. These forward-looking projections are subject to market performance and distribution outcomes and are not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Akemi Kozu Tosto, certify that:

(1) the financial statements of AKT Pictures, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of AKT Pictures, LLC included in this Form reflects accurately the information reported on the tax return for AKT Pictures, LLC filed for the most recently completed fiscal year.

Akemi Kozu Tosto
Executive Producer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://wheniwasahuman.com

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Akemi Kozu Tosto

Appendix E: Supporting Documents

ttw_communications_138674_215047.pdf
rev-and-
signed_A_R__Amended___Restated__Operation_Agreement_110920.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird AKT Pictures Funding Agreement 2023

AKT Pictures Funding Agreement 2023

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Akemi Kozu Tosto

Appendix E: Supporting Documents

ttw_communications_138674_215047.pdf
rev-and-signed_A_R__Amended___Restated__Operation_Agreement_110920.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AKT Pictures, LLC

By

Akemi Kozu Tosto
_____
Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Akemi Kozu Tosto
_____
Manager
4/22/2025

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

in reliance upon this power of attorney.